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October 23, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0406

Attention: Perry J. Hindin


       RE:  OPTIUM CORPORATION
            AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
            FILED OCTOBER 12, 2006
            REGISTRATION NO. 333-135472

Ladies and Gentlemen:

         This letter is being furnished on behalf of Optium Corporation (the "COMPANY") with respect to Amendment No. 4 to the Company's Registration Statement on Form S-1 (the "REGISTRATION STATEMENT") that was filed with the Commission on October 12, 2006. Amendment No. 5 to the Registration Statement ("AMENDMENT NO. 5"), including the prospectus contained therein, is being filed via Edgar on behalf of the Company with the Commission on October 23, 2006. Amendment No. 5 makes the requested changes to the exhibits filed with the Registration and includes the remaining exhibits.

         Copies of this letter are being sent under separate cover to Tim Buchmiller of the Commission.

         If you require additional information, please telephone John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1410.

         Sincerely,


         /s/ JOHN B. STEELE
         -----------------------------
         John B. Steele